CALCULATION OF EARNINGS PER SHARE DATA <F1> ($ in thousands, except per share data)
Fiscal year ended December 31,       1996       1995      1994
Net Income (loss)                (1,118)       (1,598)     (3,889) Preferred
Stock dividends        (1,552)       (1,234)     (  469)
     Total                       (2,740)       (2,832)     (4,358)
Average shares outstanding       1,961,761     2,007,230   2,012,514 Earning per
share (primary)       (1.40)        (1.41)      (2.17)
<F1> The per share data and the outstanding shares of Common Stock have been adjusted to reflect the one-for-five reverse stock split, which was effective July 25, 1994.